Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period and the Year Ended December 31, 2020

Piraeus, Greece, February 22, 2021, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period and the year ended December 31, 2020.

Highlights

•	Following the completion of the Partnership’s strategic review, GasLog Partners will maintain its current corporate structure and will continue to pursue its own independent strategy of owning, operating and acquiring LNG carriers.
•	During the quarter, signed a new two-year time charter for the 15-year old steam turbine propulsion (“Steam”) vessel, Methane Jane Elizabeth, with a wholly owned subsidiary of Cheniere Energy Inc. (“Cheniere”).
•	Repaid $18.8 million of debt in the fourth quarter of 2020, bringing total debt repayment (excluding prepayments for refinanced facilities) to $107.3 million during 2020.
•	Quarterly Revenues, Profit, Adjusted Profit(1) and Adjusted EBITDA(1) of $85.0 million, $22.6 million, $25.9 million and $59.0 million, respectively.
•	Annual Revenues, Profit, Adjusted Profit(1) and Adjusted EBITDA(1) of $333.7 million, $56.9 million, $92.4 million and $230.6 million, respectively.
•	Quarterly Earnings per unit of $0.31 and Adjusted Earnings per unit(1) of $0.38.
•	Annual Earnings per unit of $0.55 and Adjusted Earnings per unit(1) of $1.29.
•	Cash distribution of $0.01 per common unit for the fourth quarter of 2020, unchanged from the third quarter of 2020.

Chairman and CEO Statements

Curt Anastasio, Chairman of GasLog Partners stated: "The spot and short-term trading market for LNG carriers has experienced significant growth in recent years and we expect this to continue as the LNG commodity itself becomes increasingly traded on a spot and short-term basis. With a leading operating and commercial platform backing us through our parent, GasLog Ltd., as well as a diverse asset base, the Partnership is positioned to succeed in this market.

While the independent strategic review announced last November has concluded, strategy remains an ongoing focus of the board. We are open to entertaining all value-enhancing options for the business as we continue to reduce debt and enhance liquidity."

Paul Wogan, Chief Executive Officer, commented: “The fourth quarter was another operational and commercial success for the Partnership with fleet uptime of approximately 100%. I am pleased to say that we were able to execute on our strategic priorities of maximizing fleet utilization and reducing our leverage during 2020, despite the headwinds brought on by the COVID-19 pandemic, and I look forward to further progression in 2021.

During the quarter, we repaid $18.8 million of debt, bringing the total debt amortization for 2020 to $107.3 million. In addition, we entered a two-year time charter with Cheniere for the Methane Jane Elizabeth, increasing our charter coverage for 2021 and 2022 to 77% and 57% of available days, respectively. Although we have taken material steps to balance our market exposure in 2021, we expect our capital allocation strategy to continue to focus on reducing our leverage during 2021.

We expect that our focus on debt reduction will reduce the cash break-even rates of our fleet overtime, increasing our competitiveness and free cash flow capacity.”

Strategic Review Update

On November 10, 2020, the Partnership announced its intention to engage with an independent advisor to assess its strategic alternatives. After a comprehensive analysis conducted by management, in conjunction with Stifel, Nicolaus & Company, Inc. acting as a financial advisor, of the Partnership’s corporate structure, assets, financial position, competitive environment and current and expected commercial market, the following conclusions have been reached:

•	The Partnership will maintain its current corporate structure with GasLog Ltd. (“GasLog”, the “General Partner” or “GP”) as its general partner; and
•	The Partnership will continue to pursue an independent commercial and operational strategy of owning, operating and acquiring LNG carriers.
•	Strategy remains an ongoing focus of the board of directors and we are open to entertaining all value-enhancing options for the business as we continue to reduce debt and enhance liquidity.

Financial Summary

	For the three months ended			For the years ended
(All amounts expressed in thousands of U.S. dollars, except per unit amounts)	December 31, 2019	December 31, 2020	% change	December 31, 2019	December 31, 2020	% change
Revenues	96,512	85,048	(12%)	378,687	333,662	(12%)
(Loss)/profit	(106,362)	22,611	(121%)	(34,769)	56,859	(264%)
Earnings/(loss) per unit (“EPU”), common (basic)	(2.37)	0.31	(113%)	(1.43)	0.55	(138%)
Adjusted Profit(1)	29,646	25,926	(13%)	118,925	92,442	(22%)
Adjusted EBITDA(1)	68,255	59,049	(13%)	276,294	230,635	(17%)
Adjusted EPU, common (basic)(1)	0.46	0.38	(17%)	1.82	1.29	(29%)
Distributable cash flow	31,781	25,997	(18%)	123,108	91,241	(26%)
Cash distribution declared	26,754	485	(98%)	106,742	12,959	(88%)

There were 1,348 and 5,186 revenue operating days for the quarter and the year ended December 31, 2020, respectively, as compared to 1,348 and 5,397 revenue operating days for the quarter and the year ended December 31, 2019, respectively. The year-over-year decrease in revenue operating days is mainly attributable to increased off-charter days for the vessels not operating under multi-year time charters and increased off-hire days for scheduled dry-dockings.

Management classifies the Partnership’s vessels from a commercial strategy point of view into two categories: (a) spot fleet and (b) long-term fleet. The spot fleet includes all vessels under charter party agreements with an initial duration of less than (or equal to) five years (excluding optional periods), while the long-term fleet comprises all vessels with charter party agreements of an initial duration of more than five years (excluding optional periods).

For the quarter and the year ended December 31, 2020, an analysis of available days, revenue operating days, revenues and voyage expenses and commissions per category is presented below:

	For the three months ended December 31, 2020		For the year ended December 31, 2020
Amounts in thousands of U.S. dollars	Spot fleet	Long-term fleet	Spot fleet	Long-term fleet
Available days (*)	644	716	2,225	3,108
Revenue operating days (**)	632	716	2,078	3,108
Revenues	27,850	57,198	90,374	243,288
Voyage expenses and commissions	(549)	(978)	(6,272)	(4,171)

(*) Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days (i.e. days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities).

(**) Revenue operating days represent total available days after deducting off-charter days and unscheduled off-hire days.

Revenues decreased by $11.5 million, from $96.5 million for the quarter ended December 31, 2019 to $85.0 million for the same period in 2020, primarily due to the expirations of the initial multi-year time charters of the Methane Alison Victoria, the Methane Rita Andrea and the Methane Shirley Elisabeth with a subsidiary of Royal Dutch Shell plc (“Shell”), which were contracted at rates higher than their current contracted rates. The Methane Alison Victoria has been on a three-year charter with a wholly owned subsidiary of JOVO Group (“JOVO”) since June 2020, the Methane Shirley Elisabeth has been on a two-year charter with CNTIC VPower Energy Ltd. (“CNTIC VPower”) since September 2020, while the Methane Rita Andrea has been on a multi-month charter since May 2020.

Vessel operating costs also decreased by $1.9 million, from $21.4 million for the quarter ended December 31, 2019 to $19.5 million for the same period in 2020. The decrease in vessel operating costs is mainly attributable to a decrease of $1.3 million in technical maintenance expenses due to savings resulting from management’s operating cost initiatives during 2020. Daily operating costs per vessel (after excluding calendar days for the Solaris, the operating costs of which are covered by the charterers) notably decreased from $16,651 per day for the quarter ended December 31, 2019 to $15,127 per day for the quarter ended December 31, 2020.

General and administrative expenses were $5.0 million for the quarters ended December 31, 2019 and 2020, since the aggregate decrease in administrative services fees and amortization of share-based compensation was almost entirely offset by an increase in other expenses in the three months ended December 31, 2020. Daily general and administrative expenses decreased marginally from $3,659 per vessel ownership day for the quarter ended December 31, 2019 to $3,615 per vessel ownership day for the quarter ended December 31, 2020.

The decrease in Adjusted EBITDA of $9.3 million, from $68.3 million in the fourth quarter of 2019 as compared to $59.0 million in the same period in 2020 is mainly attributable to the decrease in revenues of $11.5 million described above, partially offset by the aforementioned decrease of $1.9 million in operating expenses.

In the quarter ended December 31, 2020, the Partnership recognized a non-cash impairment loss of $5.1 million in aggregate on certain of its Steam vessels, in addition to the impairment loss of $18.8 million recognized in the second quarter of 2020. The COVID-19 pandemic placed downward pressure on economic activity and energy demand, as well as significant uncertainty regarding future near-term LNG demand and, therefore, LNG shipping requirements. This has reduced our expectations for the estimated rates at which employment for our vessels could be secured over the near-term in the spot market. The non-cash impairment loss of $5.1 million in the three months ended December 31, 2020 was recognized with respect to two of our Steam vessels, the Methane Alison Victoria and the Methane Heather Sally.

Financial costs decreased by $6.3 million, from $16.3 million for the quarter ended December 31, 2019 to $10.0 million for the same period in 2020. The decrease is mainly attributable to a decrease in interest expense on loans of $6.2 million, mainly due to the lower London Interbank Offered Rate (“LIBOR”) rates prevailing in the fourth quarter of 2020 compared to the same period in 2019. During the quarter ended December 31, 2019, we had an average of $1,382.4 million of outstanding indebtedness with a weighted average interest rate of 4.2%, compared to an average of $1,316.2 million of outstanding indebtedness with a weighted average interest rate of 2.5% during the quarter ended December 31, 2020.

Gain on derivatives decreased by $2.9 million, from a gain of $2.7 million for the quarter ended December 31, 2019 to a loss of $0.2 million for the same period in 2020. The decrease is attributable to a net increase of $1.8 million in realized loss on derivatives held for trading and a $1.1 million decrease in unrealized gain from the mark-to-market valuation of derivatives held for trading which were carried at fair value through profit or loss.

The increase in profit from a loss of $106.4 million in the fourth quarter of 2019 to a profit of $22.6 million in the fourth quarter of 2020 is mainly attributable to an impairment loss on vessels of $138.8 million recognized in the fourth quarter of 2019 compared to an impairment loss of $5.1 million recognized in the fourth quarter of 2020, as well as the other variances analyzed above.

The decrease in Adjusted Profit of $3.7 million, from $29.6 million in the fourth quarter of 2019 to $25.9 million in the fourth quarter of 2020, is mainly attributable to the decrease in revenues of $11.5 million described above, partially offset by the decrease in interest expense of $6.2 million and the decrease in operating expenses of $1.9 million, as also discussed above.

As of December 31, 2020, we had $103.7 million of cash and cash equivalents. The cash collateral previously held with GasLog during the year has been fully released and is nil as of December 31, 2020.

As of December 31, 2020, we had an aggregate of $1,285.5 million of borrowings outstanding under our credit facilities, of which $104.9 million was repayable within one year. In addition, as of December 31, 2020, we had unused availability under our revolving credit facility with GasLog of $30.0 million, which matures in March 2022.

As of December 31, 2020, our current assets totaled $125.7 million and current liabilities totaled $185.2 million, resulting in a negative working capital position of $59.5 million. Current liabilities include $25.8 million of unearned revenue in relation to hires received in advance as of December 31, 2020 (which represents a non-cash liability that will be recognized as revenues after December 31, 2020 as the services are rendered). Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Taking into account the volatile commercial and financial market conditions experienced throughout 2020, we anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing debt facilities. We believe that these anticipated sources of funds, as well as our decision to decrease the common unit distributions and preserve liquidity, will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the date of this report. Our long-term ability to repay our debts and maintain compliance with our debt covenants for at least twelve months from the date of this report without reliance on additional sources of finance is also dependent on a sustainable longer-term recovery in the LNG charter market from the market disruption observed in 2020 as a result of the COVID-19 outbreak.

(1)	Adjusted Profit, Adjusted EBITDA and Adjusted EPU are non-GAAP financial measures and should not be used in isolation or as substitutes for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Preference Unit Distributions

On November 9, 2020, the board of directors of GasLog Partners approved and declared a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”) of $0.5390625 per preference unit, a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”) of $0.5125 per preference unit and a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series C Preference Units”) of $0.53125 per preference unit. The cash distributions were paid on December 15, 2020 to all unitholders of record as of December 8, 2020.

Common Unit Distribution

On January 27, 2021, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended December 31, 2020. The cash distribution was paid on February 11, 2021 to all unitholders of record as of February 8, 2021.

Our Fleet

Our fleet currently consists of the following vessels:

LNG Carrier		Year Built	Cargo Capacity (cubic meters “cbm”)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration	Optional Period
1	Methane Rita Andrea	2006	145,000	Spot Market	Steam	—	—
2	Methane Heather Sally	2007	145,000	Spot Market	Steam	—	—
3	GasLog Sydney	2013	155,000	Spot Market	TFDE	—	—
4	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
5	Solaris	2014	155,000	Shell	TFDE	August 2021	—
6	GasLog Santiago	2013	155,000	Trafigura (1)	TFDE	December 2021	2022–2028 (1)
7	Methane Shirley Elisabeth	2007	145,000	JOVO (2)	Steam	August 2022	—
8	GasLog Shanghai	2013	155,000	Gunvor (3)	TFDE	November 2022	—
9	Methane Jane Elizabeth	2006	145,000	Cheniere (4)	Steam	March 2023	2024–2025 (4)
10	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028–2031 (5)
11	Methane Alison Victoria	2007	145,000	CNTIC VPower (6)	Steam	October 2023	2024–2025 (6)
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028–2031 (5)
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027–2029 (7)
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (8)
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (8)

(1)	The vessel is chartered to Trafigura Maritime Logistics PTE Ltd. (“Trafigura”). Charterer may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(2)	The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO. The charter commenced in July 2020.
(3)	The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor Group Ltd. (“Gunvor”).
(4)	The vessel is chartered to Cheniere Marketing International LLP, a subsidiary of Cheniere. Charterer may extend the term of the time charters by two additional periods of one year, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(5)	Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(6)	The vessel is chartered to CNTIC VPower, an independent Chinese energy company. The charterer may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(7)	Charterer may extend the term of the related charter for one extension period of three or five years, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(8)	Charterer may extend the term of these time charters for a period of five years, provided that the charterer gives us advance notice of declaration.

LNG Market Update and Outlook

LNG demand was 93 million tonnes (“mt”) in the fourth quarter of 2020, according to Poten, compared to 94 mt in the fourth quarter of 2019, or a decrease of approximately 1%. Demand growth varied significantly by region during the fourth quarter, as compared to the fourth quarter of 2019. For example, Chinese LNG demand was 20 mt in the fourth quarter of 2020, an increase of over 2 mt or 14% and demand grew by 1 mt for each of India and Japan, with increases of 13% and 6%, respectively. In contrast, demand from Europe declined by 7 mt or approximately 32%. For the full year 2020, LNG demand was 360 mt compared to approximately 358mt for the full year 2019, an increase of approximately 1%. Demand growth in 2020 was led by China where demand grew over 6 mt or 11% and India where demand grew 3 mt or 13%. This growth was balanced by declines in Europe, where demand declined by approximately 5 mt or 5% and Japan where demand declined by over 1 mt or approximately 2%.

Global LNG supply was approximately 94 mt in the fourth quarter of 2020, an increase of approximately 1 mt, or 1%, over the fourth quarter of 2019, according to Poten. Supply from the United States (“U.S.”) increased by over 3 mt or 30%, the result of the start-up of the third trains at Cameron and Freeport earlier in the year and the ramp up of projects which began production in the second half of 2019. In contrast, a fire at Hammerfest LNG in Norway saw production from the facility shuttered for all of the fourth quarter, a decline of over 1 mt, while feed gas for Trinidad’s Atlantic LNG saw production decline by over 1 mt or 47%. Supply for 2020 totaled 369 mt, an increase of 10 mt or approximately 3% over 2019. The U.S. led supply growth in 2020, up by approximately 12 mt or 32% year-over-year, while Trinidad, Egypt and Malaysia each registered a decline of over 2 mt or 20%, 67% and 8%, respectively. Looking ahead, approximately 109 mt of new LNG capacity is currently under construction and scheduled to come online from 2021-2026.

In the LNG shipping spot market, TFDE headline rates, as reported by Clarksons, averaged $104,000 per day in the fourth quarter of 2020, a modest decrease from the average of $107,000 in the fourth quarter of 2019. Headline spot rates for Steam vessels averaged $73,000 per day in the fourth quarter of 2020, a decrease from the average of $78,000 per day in the fourth quarter of 2019. Headline spot rates in the fourth quarter were aided by a combination of demand growth from Asia and supply growth in the US as well as delays at the Panama Canal.

As of February 19, 2021, Clarksons assesses headline spot rates for TFDE and Steam LNG carriers at $46,500 per day and $30,000 per day, respectively. While headline spot rates at the beginning of 2021 are higher than those over the same period in 2020, forward assessments for LNG carrier spot rates indicate declines from current levels during the seasonally weak shoulder months of the spring. In addition, the magnitude and pace of any recovery of the global economy following the continued COVID-19 outbreak and its effects and the forecasted growth of the global LNG carrier fleet have the potential to create volatility in the spot and short-term markets over the near and medium-term.

As of February 6, 2021, Poten estimates that the orderbook totals 112 dedicated LNG carriers (>100,000 cbm), representing 21% of the on-the-water fleet. Of these, 86 vessels (or 77%) have multi-year charters. During 2020, 34 LNG carriers were ordered, all for long-term business with no vessels ordered on a speculative basis.

Contracted Charter Revenues

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization after December 31, 2020:

	For the years ending December 31,
	2021	2022	2023	2024	2025-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)(5)	$237.3	$189.3	$149.9	$70.4	$80.8	$727.7
Total contracted days(1)(2)	4,079	3,111	2,016	823	940	10,969
Total available days(6)	5,325	5,475	5,355	5,430	10,680	32,265
Total unfixed days(7)	1,246	2,364	3,339	4,607	9,740	21,296
Percentage of total contracted days/total available days	76.6%	56.8%	37.6%	15.2%	8.8%	34.0%

After giving effect to the charter parties signed from December 31, 2020 until February 16, 2021, the contracted time charter revenues and the percentage of total contracted days to total available days increased to $244.6 million and 80.7%, respectively, for 2021.

____________
(1)	Reflects time charter revenues and contracted days for the 15 LNG carriers in our fleet as of December 31, 2020.
(2)	Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.
(3)	For time charters that include a fixed operating cost component, subject to annual escalation, revenue calculations include that fixed annual escalation. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.
(4)	For time charters that include a variable rate of hire within an agreed range during the charter period, revenue calculations are based on the agreed minimum rate of hire for the respective period.
(5)	Revenue calculations assume no exercise of any option to extend the terms of the charters.
(6)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.
(7)	Unfixed days represent available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 15 LNG carriers in our fleet as of December 31, 2020. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including non-performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 3, 2020 and the updated risk factors in the Company’s Quarterly Report on Form 6-K filed with the SEC on November 10, 2020 (Exhibit 99.2, under the caption “Forward-Looking Statements”). For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Conference Call

GasLog Partners and GasLog will host a joint conference call to discuss their results for the fourth quarter of 2020 at 8.30 a.m. EST (3.30 p.m. EET) on Monday, February 22, 2021. Senior management of GasLog Partners and GasLog will review the operational and financial performance of the companies. The presentation of each company’s fourth quarter results will be followed by separate Q&A sessions for each company.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 5819 4851 (Hong Kong)

+47 2396 4173 (Oslo)

Conference ID: 5262308

A live webcast of the conference call will also be available on the Investor Relations page of the GasLog Partners website (http://www.gaslogmlp.com/investors).

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations pages of the company website as referenced above.

About GasLog Partners

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. The Partnership’s principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for distributions, and the impact of cash distribution reductions on the Partnership’s business and growth prospects, plans, strategies and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;
•	fluctuations in charter hire rates, vessel utilization and vessel values;
•	our ability to secure new multi-year charters at economically attractive rates;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;
•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	disruption to the LNG, LNG shipping and financial markets caused by the global shutdown as a result of the COVID-19 pandemic;
•	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;
•	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;
•	fluctuations in exchange rates, especially the U.S. dollar and the Euro;
•	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog or by acquiring other assets from third parties;
•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;
•	the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;
•	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for distributions;

•	our distribution policy and our ability to make cash distributions on our units or the impact of cash distribution reductions on our financial position;
•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;
•	risks inherent in ship operation, including the discharge of pollutants;
•	the impact on us and the shipping industry of environmental concerns, including climate change;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;
•	the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;
•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;
•	potential liability from future litigation; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 3, 2020 and Quarterly Reports on Form 6-K filed with the SEC on May 7, 2020, August 5, 2020 and November 10, 2020, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2019 and December 31, 2020

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2019	December 31, 2020
Assets
Non-current assets
Other non-current assets	128	186
Tangible fixed assets	2,286,430	2,206,618
Right-of-use assets	1,033	516
Total non-current assets	2,287,591	2,207,320
Current assets
Trade and other receivables	7,147	16,265
Inventories	3,353	3,036
Prepayments and other current assets	1,597	2,691
Derivative financial instruments	372	—
Cash and cash equivalents	96,884	103,736
Total current assets	109,353	125,728
Total assets	2,396,944	2,333,048
Partners’ equity and liabilities
Partners’ equity
Common unitholders (46,860,182 units issued and outstanding as of December 31, 2019 and 47,517,824 units issued and outstanding as of December 31, 2020)	606,811	594,901
General partner (1,021,336 units issued and outstanding as of December 31, 2019 and December 31, 2020)	11,271	11,028
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2019 and December 31, 2020)	347,889	347,889
Total partners’ equity	965,971	953,818
Current liabilities
Trade accounts payable	16,630	13,578
Due to related parties	5,642	7,525
Derivative financial instruments	2,607	8,185
Other payables and accruals	51,570	50,679
Borrowings—current portion	109,822	104,908
Lease liabilities—current portion	472	332
Total current liabilities	186,743	185,207
Non-current liabilities
Derivative financial instruments	6,688	12,152
Borrowings—non-current portion	1,236,202	1,180,635
Lease liabilities—non-current portion	414	112
Other non-current liabilities	926	1,124
Total non-current liabilities	1,244,230	1,194,023
Total partners’ equity and liabilities	2,396,944	2,333,048

Unaudited condensed consolidated statements of profit or loss

For the three-month periods and the years ended December 31, 2019 and December 31, 2020

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended		For the years ended
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
Revenues	96,512	85,048	378,687	333,662
Net pool allocation	—	—	1,058	—
Voyage expenses and commissions	(1,761)	(1,527)	(7,308)	(10,443)
Vessel operating costs	(21,447)	(19,483)	(76,742)	(74,798)
Depreciation	(22,483)	(21,208)	(89,309)	(83,058)
General and administrative expenses	(5,049)	(4,989)	(19,401)	(18,960)
Impairment loss on vessels	(138,848)	(5,082)	(138,848)	(23,923)
(Loss)/profit from operations	(93,076)	32,759	48,137	122,480
Financial costs	(16,348)	(9,970)	(71,998)	(50,987)
Financial income	329	10	1,887	295
Gain/(loss) on derivatives	2,733	(188)	(12,795)	(14,929)
Total other expenses, net	(13,286)	(10,148)	(82,906)	(65,621)
(Loss)/profit and total comprehensive (loss)/income for the period	(106,362)	22,611	(34,769)	56,859

(Loss)/earnings per unit basic and diluted:
Common unit, basic	(2.37)	0.31	(1.43)	0.55
Common unit, diluted	(2.37)	0.30	(1.43)	0.52
General partner unit	(2.38)	0.31	(1.52)	0.55

Unaudited condensed consolidated statements of cash flows

For the years ended December 31, 2019 and December 31, 2020

(All amounts expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2019	December 31, 2020

Cash flows from operating activities:
(Loss)/profit for the year	(34,769)	56,859
Adjustments for:
Depreciation	89,309	83,058
Impairment loss on vessels	138,848	23,923
Financial costs	71,998	50,987
Financial income	(1,887)	(295)
Unrealized loss on derivatives held for trading	13,858	8,568
Share-based compensation	1,158	1,908
Realized foreign exchange losses	542	—
	279,057	225,008
Movements in working capital	27,763	(11,305)
Cash provided by operations	306,820	213,703
Interest paid	(67,759)	(47,088)
Net cash provided by operating activities	239,061	166,615
Cash flows from investing activities:
Payments for tangible fixed assets	(13,940)	(23,618)
Return of capital expenditures	7,465	—
Financial income received	1,950	326
Maturity of short-term investments	43,000	—
Purchase of short-term investments	(33,000)	—
Net cash provided by/(used in) investing activities	5,475	(23,292)
Cash flows from financing activities:
Borrowings drawdowns	445,000	479,984
Borrowings repayments	(465,195)	(540,701)
Payment of loan issuance costs	(6,173)	(7,362)
Proceeds from entering into interest rate swaps	—	16,056
Payments for interest rate swaps termination	—	(13,210)
Proceeds from issuances of general partner units	1,996	—
Repurchases of common units	(22,890)	(996)
Payment of offering costs	(1,670)	(146)
Cash distribution to GasLog in exchange for contribution of net assets	(93,646)	—
Distributions paid	(137,953)	(69,556)
Payments for lease liabilities	(491)	(540)
Net cash used in financing activities	(281,022)	(136,471)
(Decrease)/increase in cash and cash equivalents	(36,486)	6,852
Cash and cash equivalents, beginning of the year	133,370	96,884
Cash and cash equivalents, end of the year	96,884	103,736

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA is defined as earnings before financial income and costs, gain/loss on derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before impairment loss on vessels and restructuring costs. Adjusted Profit represents earnings before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees, (c) impairment loss on vessels and (d) restructuring costs. Adjusted EPU, represents earnings attributable to unitholders before (a) non-cash gain/loss on derivatives that includes unrealized gain/loss on derivatives held for trading, (b) write-off and accelerated amortization of unamortized loan fees, (c) impairment loss on vessels and (d) restructuring costs. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, impairment loss on vessels and restructuring costs and, in the case of Adjusted Profit and Adjusted EPU, non-cash gain/loss on derivatives, write-off and accelerated amortization of unamortized loan fees, impairment loss on vessels and restructuring costs, which items are affected by various and possibly changing financing methods, financial market conditions, general shipping market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods. In the current year, restructuring costs have been excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because restructuring costs represent charges reflecting specific actions taken by management to improve the Partnership’s future profitability and therefore are not considered representative of the underlying operations of the Partnership. In the current year and prior year, impairment loss has been excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPU because impairment loss on vessels represents the excess of their carrying amount over the amount that is expected to be recovered from them in the future and therefore is not considered representative of the underlying operations of the Partnership.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently to how we do, limiting their usefulness as comparative measures. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU exclude some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU as presented herein may not be comparable to similarly titled measures of other companies. The following tables reconcile EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU to Profit, the most directly comparable IFRS financial measure, for the periods presented.

In evaluating EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPU should not be construed as an inference that our future results will be unaffected by the excluded items.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
(Loss)/profit for the period	(106,362)	22,611	(34,769)	56,859
Depreciation	22,483	21,208	89,309	83,058
Financial costs	16,348	9,970	71,998	50,987
Financial income	(329)	(10)	(1,887)	(295)
(Gain)/loss on derivatives	(2,733)	188	12,795	14,929
EBITDA	(70,593)	53,967	137,446	205,538
Impairment loss on vessels	138,848	5,082	138,848	23,923
Restructuring costs	—	—	—	1,174
Adjusted EBITDA	68,255	59,049	276,294	230,635

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
(Loss)/profit for the period	(106,362)	22,611	(34,769)	56,859
Non-cash (gain)/loss on derivatives	(2,840)	(1,767)	13,858	8,568
Write-off and accelerated amortization of unamortized loan fees	—	—	988	1,918
Impairment loss on vessels	138,848	5,082	138,848	23,923
Restructuring costs	—	—	—	1,174
Adjusted Profit	29,646	25,926	118,925	92,442

Reconciliation of Profit to EPU and Adjusted EPU:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
(Loss)/profit for the period	(106,362)	22,611	(34,769)	56,859
Less:
Profit attributable to GasLog’s operations	—	—	(2,650)	—
(Loss)/profit attributable to Partnership’s operations	(106,362)	22,611	(37,419)	56,859
Adjustment for:
Paid and accrued preference unit distributions	(7,582)	(7,582)	(30,328)	(30,328)
Partnership’s (loss)/profit attributable to:	(113,944)	15,029	(67,747)	26,531
Common units	(111,514)	14,714	(66,268)	25,970
General partner units	(2,430)	315	(1,479)	561
Incentive distribution rights	N/A	N/A	—	N/A
Weighted average units outstanding (basic)
Common units	46,986,958	47,517,824	46,272,598	47,042,494
General partner units	1,021,336	1,021,336	975,531	1,021,336
EPU (basic)
Common units	(2.37)	0.31	(1.43)	0.55
General partner units	(2.38)	0.31	(1.52)	0.55

	For the three months ended		For the years ended
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
(Loss)/profit for the period	(106,362)	22,611	(34,769)	56,859
Less:
Profit attributable to GasLog’s operations	—	—	(2,650)	—
(Loss)/profit attributable to Partnership’s operations	(106,362)	22,611	(37,419)	56,859
Adjustment for:
Paid and accrued preference unit distributions	(7,582)	(7,582)	(30,328)	(30,328)
Partnership’s (loss)/profit used in EPU calculation	(113,944)	15,029	(67,747)	26,531
Non-cash (gain)/loss on derivatives	(2,840)	(1,767)	13,858	8,568
Write-off and accelerated amortization of unamortized loan fees	—	—	988	1,918
Impairment loss on vessels	138,848	5,082	138,848	23,923
Restructuring costs	—	—	—	1,174
Adjusted Partnership’s profit/(loss) used in EPU calculation attributable to:	22,064	18,344	85,947	62,114

Common units	21,593	17,961	84,168	60,793
General partner units	471	383	1,779	1,321
Incentive distribution rights	N/A	N/A	—	N/A
Weighted average units outstanding (basic)
Common units	46,986,958	47,517,824	46,272,598	47,042,494
General partner units	1,021,336	1,021,336	975,531	1,021,336
Adjusted EPU (basic)
Common units	0.46	0.38	1.82	1.29
General partner units	0.46	0.37	1.82	1.29

Distributable Cash Flow

Distributable cash flow means Adjusted EBITDA, on the basis of the profit attributable to Partnership’s operations(1) (as calculated above), after considering financial costs for the period, including realized loss on derivatives (interest rate swaps and forward foreign exchange contracts) and excluding amortization of loan fees, lease expense, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on preference units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenues generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to, profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. The table below reconciles Distributable cash flow to (Loss)/profit for the period.

Reconciliation of Distributable Cash Flow to (Loss)/profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2019	December 31, 2020	December 31, 2019(1)	December 31, 2020
(Loss)/profit for the period	(106,362)	22,611	(34,769)	56,859
Less:
Profit attributable to GasLog’s operations	—	—	(2,650)	—
(Loss)/profit attributable to Partnership’s operations(1)	(106,362)	22,611	(37,419)	56,859
Depreciation	22,483	21,208	87,819	83,058
Financial costs	16,348	9,970	70,268	50,987
Financial income	(329)	(10)	(1,873)	(295)
(Gain)/loss on derivatives	(2,733)	188	12,795	14,929
EBITDA	(70,593)	53,967	131,590	205,538
Impairment loss on vessels	138,848	5,082	138,848	23,923
Restructuring costs	—	—	—	1,174
Adjusted EBITDA	68,255	59,049	270,438	230,635
Financial costs (excluding amortization of loan fees and lease expense) and realized loss on derivatives	(15,036)	(10,674)	(62,507)	(49,882)
Dry-docking capital reserve (2)	(4,170)	(4,027)	(16,392)	(16,108)
Replacement capital reserve (2)	(9,686)	(10,769)	(38,103)	(43,076)
Paid and accrued preferred equity distribution	(7,582)	(7,582)	(30,328)	(30,328)
Distributable cash flow	31,781	25,997	123,108	91,241
Other reserves (3)	(5,027)	(25,512)	(16,366)	(78,282)
Cash distribution declared	26,754	485	106,742	12,959

(1)	Excludes amounts related to GAS-twelve Ltd., the owner of the GasLog Glasgow for the period prior to its transfer to the Partnership on April 1, 2019. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfer to the Partnership was accounted for as a reorganization of entities under common control under IFRS, GAS-twelve Ltd. was not owned by the Partnership prior to its respective transfer to the Partnership in April 2019 and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

(2)	Effective January 1, 2020, the Partnership revised the assumed re-investment rate used in calculating the dry-docking capital reserve and the replacement capital reserve to reflect recent movements in market interest rate forecasts.

(3)	Refers to movements in reserves (other than the dry-docking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries.